UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Acurx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00510M 104

(CUSIP Number)

David P. Luci

c/o Acurx Pharmaceuticals, Inc.

259 Liberty Avenue
Staten Island, New York 10305

(917) 533-1469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Ivan K. Blumenthal, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

June 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00510M 104	13D	Page 1 of 4

1	NAMES OF REPORTING PERSON David P. Luci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,023 shares of Common Stock[2]
	8	SHARED VOTING POWER 50,083
	9	SOLE DISPOSITIVE POWER 1,301,023 shares of Common Stock[2]
	10	SHARED DISPOSITIVE POWER 50,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,106 shares of Common Stock[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% of the Common Stock[3]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 950,097 shares of Common Stock purchased by Mr. Luci with personal funds, and (ii) 103,509 shares of Common Stock and 297,500 shares of Common Stock that may be issued on exercise of stock options awarded to Mr. Luci in his capacity as an officer and director of the Issuer.

2 Consists of (i) 1,003,523 shares of Common Stock beneficially owned by Mr. Luci, (ii) 15,083 shares of Common Stock beneficially owned by Mr. Luci’s spouse, (iii) 35,000 shares of Common Stock beneficially owned by Mr. Luci’s child and (iv) 297,500 shares of Common Stock that may be issued on exercise of stock options, which includes 265,000 shares of Common Stock that are vested and exercisable and 32,500 shares of Common Stock that vest and become exercisable within 60 days of the filing of this Schedule 13D.

3 Calculated based on 9,916,159 shares of the Issuer’s Common Stock outstanding as of June 29, 2021 and 297,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

SCHEDULE 13D

CUSIP NO. 00510M 104	13D	Page 2 of 4

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Acurx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 259 Liberty Avenue, Staten Island, NY 10305.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of David P. Luci (the “Reporting Person”). The Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of the Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by the Reporting Person.

(b) The business address of the Reporting Person is c/o Acurx Pharamaceuticals, Inc., 259 Liberty Avenue, Staten Island, NY 10305.

(c) Mr. Luci is the President, Chief Executive Officer and a director of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Luci is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Luci owns 1,053,606 shares of Common Stock, consisting of (i) 1,003,523 shares of Common Stock beneficially owned by Mr. Luci, (ii) 15,083 shares of Common Stock beneficially owned by Mr. Luci’s spouse, and (iii) 35,000 shares of Common Stock beneficially owned by Mr. Luci’s child, which were acquired with personal funds from time to time. 103,509 shares of Common Stock and 297,500 shares of Common Stock that may be issued on exercise of stock options owned by Mr. Luci were awarded to him in his capacity as an officer and director of the Issuer.

Item 4.	Purpose of Transaction.

Mr. Luci is the President, Chief Executive Officer and a director of the Issuer. All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, has no present intention of doing so.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as described in Item 6 or as otherwise set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

SCHEDULE 13D

CUSIP NO. 00510M 104	13D	Page 3 of 4

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 29, 2021, Mr. Luci was granted options to purchase 350,000 shares of Common Stock because Mr. Luci was a former Class B membership interest holder whose Class B membership interests were previously cancelled prior to the Issuer’s conversion to a corporation from a limited liability company. 40% of the options granted became vested and exercisable on June 29, 2021, and 60% of the options shall become vested and exercisable as of each monthly anniversary from June 29, 2021, such that all options shall be fully vested and exercisable by June 29, 2024.

On July 1, 2021, Mr. Luci was granted options to purchase 500,000 shares of Common Stock in connection with his service as the Issuer's President and Chief Executive Officer pursuant to his employment agreement. 25% of the options granted became vested and exercisable on July 1, 2021, and 75% of the options shall become vested and exercisable as of each monthly anniversary from July 1, 2021, such that all options shall be fully vested and exercisable by July 1, 2024.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

10.1	Amended and Restated Employment Agreement, by and between the Registrant and David P. Luci, dated May 25, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-256516) filed with the SEC on May 26, 2021).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021	/s/ David P. Luci
David P. Luci